Exhibit 12.01

CITICORP
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

						Three Months Ended March 31,
	Year Ended December 31,
In millions of dollars, except for ratios
	2003	2002	2001	2000(1)	1999(1)	2004	2003(2)
EXCLUDING INTEREST ON DEPOSITS:
Fixed charges
Interest expense (other than interest on deposits)	$5,323	$6,282	$8,316	$8,722	$7,795	$1,434	$1,420
Interest factor in rent expense	363	322	303	283	235	92	92

Total fixed charges	$5,686	$6,604	$8,619	$9,005	$8,030	$1,526	$1,512

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$19,646	$16,166	$15,221	$12,876	$10,496	$5,836	$4,592
Fixed charges	5,686	6,604	8,619	9,005	8,030	1,526	1,512

Total income	$25,332	$22,770	$23,840	$21,881	$18,526	$7,362	$6,104

Ratio of income to fixed charges excluding interest on deposits	4.46	3.45	2.77	2.43	2.31	4.82	4.04

INCLUDING INTEREST ON DEPOSITS:
Fixed charges
Interest expense	$12,474	$15,079	$20,181	$22,045	$18,606	$3,309	$3,353
Interest factor in rent expense	363	322	303	283	235	92	92

Total fixed charges	$12,837	$15,401	$20,484	$22,328	$18,841	$3,401	$3,445

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$19,646	$16,166	$15,221	$12,876	$10,496	$5,836	$4,592
Fixed charges	12,837	15,401	20,484	22,328	18,841	3,401	3,445

Total income	$32,483	$31,567	$35,705	$35,204	$29,337	$9,237	$8,037

Ratio of income to fixed charges including interest on deposits	2.53	2.05	1.74	1.58	1.56	2.72	2.33

(1)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests. Subsequent to the acquisition, Associates was contributed to and became a wholly owned subsidiary of Citicorp and Citicorp issued a full and unconditional guarantee of the outstanding long-term debt securities and commercial paper of Associates.

(2)
Reclassified to conform to the current period's presentation.